Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended June 30, 2016

Ellomay Capital Currently Indirectly Holds Approximately 9.4% of Dorad Energy Ltd.

Tel-Aviv, Israel, August 24, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended June 30, 2016 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On August 16, 2016, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dori Energy and of Dorad for the quarter ended June 30, 2016 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period, which are currently expected to be published on or about September 18, 2016. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2016 - approximately NIS 517 million (or approximately USD 134 million, based on the exchange rate on June 30, 2016).

•	Dorad’s unaudited operating profit for the three months ended June 30, 2016 - approximately NIS 26 million (or approximately USD 7 million, based on the exchange rate on June 30, 2016).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the winter and intermediate months of January to June are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2015 and as of and for the six and three month periods ended June 30, 2015 and 2016 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•	Approximately 9.4% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.
 Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.

Condensed Interim Statement of Financial Position

	June 30	June 30	December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	217,216	216,255	51,894
Trade receivables	276,624	218,582	278,982
Other receivables	18,391	8,778	31,994
Pledged deposit	29,486	29,483	29,485
Financial derivatives	-	-	646
Total current assets	541,717	473,098	393,001

Non-current assets
Restricted deposit	305,741	270,067	335,085
Prepaid expenses	46,005	47,921	46,918
Fixed assets	4,283,932	4,489,947	4,386,971
Intangible assets	8,858	7,930	8,391
Total non-current assets	4,644,536	4,815,865	4,777,365

Total assets	5,186,253	5,288,963	5,170,366

Current liabilities
Current maturities of loans from banks	174,352	169,186	170,722
Current maturities of loans from related parties	350,000	130,000	130,000
Trade payables	327,085	391,510	247,129
Other payables	10,038	63,238	16,906
Financial derivatives	430	3,364	-
Total current liabilities	861,905	757,298	564,757

Non-current liabilities
Loans from banks	3,221,059	3,397,036	3,316,740
Loans from related parties	198,272	374,862	396,259
Provision for dismantling and restoration	35,434	28,835	35,170
Deferred tax liabilities	60,475	27,456	60,882
Liabilities for employee benefits, net	160	114	160
Total non-current liabilities	3,515,400	3,828,303	3,809,211

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	162,990	57,404	150,440
Total equity	808,948	703,362	796,398

Total liabilities and equity	5,186,253	5,288,963	5,170,366

Dorad Energy Ltd.

Condensed Interim Income Statement

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,126,458	1,167,328	516,516	488,092	2,356,832

Operating costs of the
Power Plant

Energy costs	284,809	296,178	157,990	138,857	613,689
Electricity purchase and
infrastructure services	543,635	568,586	239,280	233,900	1,000,947
Depreciation and
amortization	105,330	105,204	53,991	52,794	209,953
Other operating costs	65,190	66,825	34,279	30,055	149,808

Total operating costs
of Power Plant	998,964	1,036,793	485,540	455,606	1,974,397

Profit from operating
the Power Plant	127,494	130,535	30976,	32,486	382,435

General and
administrative expenses	8,745	12,805	4,687	4,814	25,681

Operating profit	118,749	117,730	26,289	27,672	356,754

Financing income	2,198	4,013	1,986	(2,314)	476
Financing expenses	(108,804)	(107,783)	(69,676)	(100,937)	(216,808)

Financing expenses, net	(106,606)	(103,770)	(67,690)	(103,251)	(216,332)

Profit (loss) before
taxes on income	12,143	13,960	(41,401)	(75,579)	140,422

Tax benefit (Taxes on income)	407	(4,181)	10,350	(20,028)	(37,607)

Profit (loss) for the period	12,550	9,779	(31,051)	(55,551)	102,815

Dorad Energy Ltd.

Condensed Interim Statements of Changes in Equity

			Capital
			reserve for
	Share	Share	activities with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months
ended June 30, 2016
(Unaudited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Profit for the period	-	-	-	12,550	12,550

Balance as at
June 30, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

For the six months
ended June 30, 2015
(Unaudited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Profit for the period	-	-	-	9,779	9,779

Balance as at
June 30, 2015 (Unaudited)	11	642,199	3,748	57,404	703,362

For the three months
ended June 30, 2016
(Unaudited)

Balance as at
April 1, 2016 (Unaudited)	11	642,199	3,748	194,041	839,999

Loss for the period	-	-	-	(31,051)	(31,051)

Balance as at
June 30, 2016 (Unaudited)	11	642,199	3,748	162,990	808,948

For the three months
ended June 30, 2015
(Unaudited)

Balance as at
April 1, 2015 (Unaudited)	11	642,199	3,748	112,955	758,913

Loss for the period	-	-	-	(55,551)	(55,551)

Balance as at
June 30, 2015 (Unaudited)	11	642,199	3,748	57,404	703,362

For the year ended
December 31, 2015 (Audited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Profit for the year	-	-	-	102,815	102,815

Balance as at
December 31, 2015 (Audited)	11	642,199	3,748	150,440	796,398

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities:
Profit (loss) for the period	12,550	9,779	(31,051)	(55,551)	102,815
Adjustments:
Depreciation and amortization
and fuel consumption	114,078	105,556	56,446	52,973	237,295
Taxes on income	(407)	4,181	(10,350)	(20,028)	37,607
Financing expenses, net	106,606	103,770	67,690	103,251	216,332
	220,277	213,507	113,786	136,196	491,234

Change in trade receivables	2,966	110,093	(22,457)	123,729	49,693
Change in other receivables	13,604	2,340	7,392	10,382	(20,876)
Change in trade payables	80,828	14,994	7,188	(184,612)	(129,385)
Change in other payables	163	20,696	(2,744)	14,333	(6,842)
Change in employee benefits, net	-	8	-	8	55
	97,561	148,131	(10,621)	(36,160)	(107,355)
Net cash flows provided
by operating activities	330,388	371,417	72,114	44,485	486,694

Cash flows used in
investing activities
Proceeds from (payment for)
settlement of financial derivatives	(1,365)	10,024	(1,043)	2,718	9,609
Payment of pledged deposit	-	38,679	-	-	38,679
Investment in long-term
restricted deposit	(40,391)	(70,000)	(40,391)	-	(135,000)
Release of restricted deposit	70,000	-	70,000	-	-
Investment in prepaid expenses	(90)	-	(90)	-	-
Investment in fixed assets	(15,779)	(402,358)	(10,576)	(21,477)	(447,338)
Investment in intangible assets	(1,755)	(328)	(273)	(100)	(1,767)
Interest received	121	86	105	13	115
Net cash flows provided by (used in) investing activities
	10,741	(423,897)	17,732	(18,846)	(535,702)

Cash flows from
financing activities:
Receipt of long-term
loans from related parties	-	23,208	-	-	23,208
Receipt of long-term
loans from banks	-	318,100	-	-	318,100
Repayment of loans from banks	(73,460)	(44,495)	(73,460)	(44,495)	(105,121)
Interest paid	(102,679)	(99,815)	(102,077)	(99,746)	(206,032)
Net cash flows provided by
(used in) financing activities	(176,139)	196,998	(175,537)	(144,241)	30,155

Net increase (decrease) in cash
and cash equivalents for
the period	164,990	144,518	(85,691)	(118,602)	(18,853)

Effect of exchange rate fluctuations
on cash and cash equivalents	332	(41)	436	285	(1,031)
Cash and cash equivalents at
beginning of period	51,894	71,778	302,471	334,572	71,778
Cash and cash equivalents at end
of period	217,216	216,255	217,216	216,255	51,894